December 1, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: IMA Tech Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed October 27, 2023
File No. 333-273283

Ladies and Gentlemen:

We are submitting this letter on behalf of IMA Tech Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated November 7, 2023 relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-273283) filed with the Commission on October 27, 2023 (the “Amendment No. 3 to Registration Statement on Form S-1”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Form S-1/A filed October 27, 2023

Our Company, page 9

1. We note your response to prior comment 1. Please provide a more complete discussion regarding the development of your codebase, including whether you entered into any material agreements with external developers and the terms of those agreements, quantify the costs for the periods presented, and file the agreements as exhibits, or tell us why it is not required. In addition, to the extent true, clarify that the company has limited control over the open-source software used and provide corresponding risk factor disclosure as appropriate.

Response:

In response to the Staff’s comment, the Company has provided a more comprehensive overview of the development process for both our website and AI models, highlighting the in-house nature of our development efforts, and external collaborations. Website Development Agreement has been included as Exhibit 10.3.

In the development of our codebase, we followed an iterative approach employing advanced machine learning techniques…, page 9

Additionally, in addressing your comment regarding our limited control over open-source software, the Company has included a corresponding risk factor.

Limited control over open-source software can introduce certain risks…, page 20

Sincerely,

/s/ Liliia Havrykh